SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Komag, Incorporated
(Name of Subject Company)
Western Digital Corporation
State M Corporation
(Name of Person(s) Filing Statement (Offerors))
Common Stock, $.01 par value per share
(Title of Class of Securities)
500453204
(CUSIP Number of Class of Securities)
Raymond M. Bukaty
Senior Vice President, Administration, General Counsel and Secretary
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630
(949) 672-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Jay Herron, Esq.
Steve L. Camahort, Esq.
O’Melveny & Myers LLP
610 Newport Center Drive
17th Floor
Newport Beach, CA 92660
(949) 760-9600
Calculation of Filing Fee

Transaction Valuation:*	Amount of Filing Fee:*

*Not Applicable	*Not Applicable

☐ Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☒ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transactions subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2

Western Digital Contacts:
Bob Blair
Investor Relations
949.672.7834
robert.blair@wdc.com
Steve Shattuck
Public Relations
949.672.7817
steve.shattuck@wdc.com
Komag contact:
Kathy Bayless
Chief Financial Officer
408.576.2000
ir_Web@komag.com
WESTERN DIGITAL TO ACQUIRE KOMAG
—Positions WD as a Leading Vertically Integrated HDD Supplier
—$1 Billion Cash Acquisition of Media Supplier
LAKE FOREST, CA, June 28, 2007—Western Digital Corporation (“WD”) (NYSE: WDC), and Komag, Incorporated (“Komag”) (NASDAQ: KOMG) announced today that the two companies have entered into a definitive agreement for WD to acquire Komag for $32.25 in cash per share for a value of approximately $1 billion. The acquisition of Komag, a leading media manufacturer, will further strengthen WD’s position as a highly-efficient hard drive maker by integrating media, one of the critical technology components of a hard drive.
     The transaction will be structured as a cash tender offer for all the outstanding shares of Komag common stock, followed by a merger of a wholly-owned subsidiary of WD into Komag in which the remaining shareholders of Komag will receive $32.25 in cash. The transaction has been unanimously approved by the board of directors of each company and is subject to customary closing conditions, including regulatory approvals, and is expected to close in the third calendar quarter of 2007.
     WD will fund the transaction, including the expected retirement of Komag’s convertible notes due 2014, through a combination of the companies’ cash and proceeds from a senior secured term loan of up to $1.25 billion.

     “This acquisition is a significant step in the evolution and differentiation of WD as a leader in the worldwide hard drive industry,” said John Coyne, WD President and Chief Executive Officer. “Following the successful integration of the Read-Rite head assets since 2003, we are very excited by the opportunity to drive incremental profitability and efficiencies in the WD business model through the full integration of Komag’s media operation. This acquisition will enable WD to optimize synergies through the integration of heads and media, secure our long-term supply of media, and sharpen our ability to deliver high quality, highly reliable and cost-effective products to our customers. We believe that Komag’s highly-skilled employees, an industry-leading position with perpendicular magnetic recording media, and its operational excellence will further strengthen WD’s competitive position. Together, we have the right team to deliver on WD’s strategy to achieve profitable growth.”
     Tim Harris, Komag’s Chief Executive Officer stated, “We believe WD is the best partner for Komag and are very excited by the benefits this transaction delivers to both our shareholders and employees. In particular, we believe the transaction with WD provides our shareholders with an attractive price as well as value certainty. The acquisition of Komag by WD is the natural next step in the customer-supplier relationship between the two companies. WD is closely embedded as a customer in Komag’s processes and is uniquely positioned to benefit from the Komag media capabilities.”
     Tim Leyden, WD’s Executive Vice President of Finance, stated, “While the primary purpose of the acquisition is strategic in terms of access to technology and supply, we expect to realize meaningful cost benefits. Those cost benefits should enable the company to achieve incremental gross margin and net margin improvements before the amortization of acquisition-related intangibles within 12 months as we integrate Komag into our operations.”
Komag’s Updated Business Outlook for the Second Quarter of 2007:

     Separately in another press release issued today, Komag updated its business outlook for the June quarter.
Today’s Conference Call and Webcast
     A joint investment community conference call hosted by WD and Komag focused on the announced transaction will be held today at 2 p.m. PDT to discuss this transaction. The live and archived conference call information is below:

When:	Thursday, June 28, 2007 at 2PM Pacific; 5PM Eastern
Dial-in:	888-810-3950 (toll free) or + 1-210-839-8553 (int’l)
Access code:	Western Digital
Replay:	800-568-4548 (toll-free) or +1-402-998-0107 (int’l)
Access code:	n/a (no code)
Webcast:	www.westerndigital.com/investor — Click on Conference Calls www.komag.com
About WD
     WD, one of the storage industry’s pioneers and long-time leaders, provides products and services for people and organizations that collect, manage and use digital information. The company produces reliable, high-performance hard drives that keep users’ data close-at-hand and secure from loss. WD applies its storage expertise to consumer products for external, portable and shared storage products.
     WD was founded in 1970. The company’s storage products are marketed to leading systems manufacturers, selected resellers and retailers under the WD and WD brand names. Visit the Investor section of the company’s Web site (www.westerndigital.com) to access a variety of financial and investor information.
About Komag
     Founded in 1983, Komag is a leading supplier of thin-film disks, the primary high-capacity storage medium for digital data. Komag leverages the combination of its world-class U.S. research and development center and Malaysian manufacturing operations to produce disks that meet the high-volume, stringent quality, low cost and demanding technology needs of its customers. By enabling rapidly improving storage density at ever-lower cost per gigabyte,

Komag seeks to create extraordinary value for consumers of computers, enterprise storage systems and electronic appliances such as digital video recorders, game boxes and consumer electronic storage systems.
     For more information about Komag, visit Komag’s Internet home page at http://www.komag.com. The Investors section of the Web site provides a variety of financial and investor information, including an investor presentation.
Forward Looking Statements
     This release contains forward-looking statements that are subject to certain risks and uncertainties and are subject to change at any time. Factors that could cause actual results to differ materially include, but are not limited to, costs related to the proposed tender offer and merger, the risk of failing to meet the minimum tender condition or obtain any required stockholder or regulatory approvals or satisfy other conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that our respective businesses will suffer due to uncertainty related to the transaction and other risks related to our respective businesses set forth in WD’s and Komag’s filings with the Securities and Exchange Commission, including our respective quarterly Reports on Form 10-Q for the quarter ended March 31, 2007 and April 1, 2007, respectively. There can be no assurance that the tender offer and second-step merger or any other transaction will be consummated, or if consummated, that it will increase shareholder value. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the control of WD and Komag. We caution investors that any forward-looking statements made by us are not guarantees of future performance or events. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments, except to the extent required by law.
Additional Information and Where to Find it:
     The tender offer for the outstanding common stock of Komag has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Komag common stock will be made only pursuant to an offer to purchase and related materials that WD intends to file with the SEC on Schedule TO. Komag also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Komag stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Komag stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s Web site at www.sec.gov, from the Information Agent named in the tender offer documents, from WD (with respect to documents filed by WD with the SEC), or from Komag (with respect to documents filed by Komag with the SEC).
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